# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENTERGY CORPORATION, CIK 0000065984
CUSIP: 29364G103
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 639 Loyola Avenue, New Orleans, Louisiana (LA), 70113
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 19,284,824; shared voting power 107,588; sole dispositive power 20,732,108; shared dispositive power 102,089; aggregate amount beneficially owned 20,839,207 (4.4% of the class)

## Item 1. Issuer
Name of issuer: ENTERGY CORPORATION
Address of issuer's principal executive offices: 639 Loyola Avenue New Orleans LA 70113

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 270 Park Avenue,,New York, NY 10017
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 20,839,207
Percent of class: 4.4
Sole power to vote or to direct the vote: 19284824
Shared power to vote or to direct the vote: 107588
Sole power to dispose or to direct the disposition: 20732108
Shared power to dispose or to direct the disposition: 102089

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Chase Bank, National Association;
JPMorgan Asset Management (UK) Limited;
J.P. MORGAN SE;
J.P. Morgan (Suisse) SA;
J.P. Morgan Investment Management Inc.;
J.P. Morgan Mansart Management Limited;
J.P. Morgan Private Investments Inc.;
JPMorgan Asset Management (China) Company Limited;
J.P. Morgan Wealth Management Solutions Inc.;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (10/13/2026)